UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

Table of Contents

Sesa Sterlite Limited

Other Events

Sesa Sterlite Limited (the Company) has sent to its shareholders Notice and Form of Postal Ballot in relation to passing of following resolution :

1.	Special Resolution for increasing the Borrowing Powers of the Company as per the provisions of Section 180(1)(c ) of the Companies Act, 2013.

2.	Special Resolution for creation of Charge over movable and immovable assets for securing loans as per Section 180(1)(a) of the Companies Act, 2013.

3.	Ordinary Resolution for appointment and remuneration of Mr. Navin Agarwal as Whole Time Director designated as Executive Vice-Chairman of the Company.

4.	Ordinary Resolution for appointment and remuneration of Mr. Mahendra Singh Mehta as Whole Time Director designated as Chief Executive Officer of the Company.

5.	Ordinary Resolution for change in designation of Mr. P. K. Mukherjee from Managing Director to Executive Director, Iron Ore business and change in terms of remuneration.

A copy of the notice dated November 20, 2013 sent by the Company to its shareholders in this regard is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Ex-99.1 Notice dated November 20, 2013 of Sesa Sterlite Limited to its shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2013

SESA STERLITE LIMITED

By:	/s/ C. D. Chitnis
Name:	C.D. Chitnis
Title:	Company Secretary